November 16, 2018	Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025-1015 +1 650 614 7400 orrick.com Christopher J. Austin E caustin@orrick.com D +1 212 506 5234 M +1 781 325 6689
VIA EDGAR AND OVERNIGHT COURIER U.S. Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3030 Washington, D.C. 20549

Attn:	Timothy S. Levenberg, Special Counsel
Irene Barberena-Meissner, Staff Attorney
Wei Lu, Staff Accountant
Jennifer O’Brien, Staff Accountant

Re:	Beyond Meat, Inc.
Registration Statement on Form S-1
Submitted November 16, 2018
CIK No. 0001655210

Ladies and Gentlemen:

On behalf of Beyond Meat, Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 9, 2018, with respect to draft no. 2 of the draft registration statement on Form S-1 (CIK No. 0001655210) that was confidentially submitted by the Company to the Commission on November 1, 2018 (the “Draft Registration Statement”).

The Staff’s letter and the Staff’s comments are presented below in bold italics. For the convenience of the Staff, we are also sending by overnight courier copies of this letter and copies of the registration statement on Form S-1 (the “Form S-1”) that are marked to show changes from draft no. 2 of the Draft Registration Statement.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Draft Registration Statement to update certain other disclosures.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary -- Our Competitive Strengths, page 5

November 16, 2018 Page 2

1.
We note your responses and the revised disclosures you provided at page 84 in response to prior comments 1, 2, and 3. However, the discussion you provide in this section under the subheading "Brand Mission Aligned with Consumer Trends" is essentially unchanged. If you retain the references to your social marketing and media impressions, include a more balanced discussion which addresses the staff's previously expressed concerns. For example, discuss the limitations of these metrics, and disclose that the reader should not place undue emphasis or reliance on such data given its limitations and the lack of pertinence vis-à-vis how management manages your operations. In the alternative, provide a detailed cross-reference to the related disclosure regarding limitations and lack of pertinence.

The Company has revised the disclosure under the subheading “Brand Mission Aligned with Consumer Trends” on page 87 to add a cross-reference to the discussion of earned media impressions on page 83 and has added the same cross-reference on page 2.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 506-5234. In my absence, please direct your questions or comments to William L. Hughes at (415) 773-5720.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Christopher J. Austin
Christopher J. Austin

cc:	Ethan Brown
Mark Nelson

Cathy Birkeland
Latham & Watkins LLP

Brian Nussbaum
Deloitte & Touche LLP

Harold Yu
William L. Hughes
Orrick, Herrington & Sutcliffe LLP